July 11, 2024

Bryan Mittelman
Chief Financial Officer
Middleby Corp
1400 Toastmaster Drive
Elgin, IL 60120

       Re: Middleby Corp
           Form 10-K for the Year Ended December 30, 2023
           Filed on February 28, 2024
           Form 8-K Dated May 8, 2024
           Filed on May 8, 2024
           File No. 001-09973
Dear Bryan Mittelman:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 30, 2023, Filed February 28, 2024
Item 7. Management's discusion and Analysis
Results of Operations
Fiscal Year Ended December 30, 2023 as Compared to December 31, 2022 Net Sales, page 32

1. In light of the material period to period changes in your net sales, describe and quantify the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services, as required by Item 303(b)(2)(ii) of Regulation S-K.

Selling, General, and Administrative Expenses, page 33

2. We note that unquantified lower compensation costs, professional fees, and intangible
 July 11, 2024
Page 2

       amortization expense partially offset higher but unquantified selling and marketing expenses. Please revise here and elsewhere, as applicable, to quantify the impact of each material factor when your results are impacted by two or more factors. Form 8-K Dated and Filed on May 8, 2024
Exhibite 99.1
The Middleby Corporation Reports First Quarter Results, page 1

3. Please revise in future filings to avoid presenting non-GAAP measures, such as Adjusted
       EBITDA and Organic adjusted EBITDA margin, in greater prominence than the presentations of the most directly comparable GAAP measures. See the answers to
       Question 102.10 of the guidance provided by the Division of Corporation Finance's Compliance & Disclosure Interpretations of the rules and regulations on the use
       of non-GAAP financial measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joseph Kempf at 202-551-3352 or Robert Littlepage at 202-551-3361 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology